Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: February 12, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: February 12, 2004	By	/s/ R.A. Ruijter

	Name:	R.A. Ruijter
	Title:	Managing Director & CFO

	By	/s/ C. van Woudenberg

	Name:	C. van Woudenberg
	Title:	Managing Director & CHO

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PERSBERICHT — PERSBERICHT — PERSBERICHT — PERSBERICHT — PERSBERICHT
COMMUNIQUE DE PRESSE — COMMUNIQUE DE PRESSE — COMMUNIQUE DE PRESSE
PRESS RELEASE — PRESS RELEASE — PRESS RELEASE — PRESS RELEASE

AIR FRANCE AND KLM GET THE GO-AHEAD FROM THE EUROPEAN COMMISSION

PARIS, France and AMSTELVEEN, The Netherlands – February 11, 2004

Air France and KLM expressed their satisfaction following the European Commission’s clearance of their projected merger.

This decision, which endorses the choice of alliance made by the two airlines, clearly reflects the complementary nature of their networks.

Air France Chairman and Chief Executive Officer, Jean-Cyril Spinetta and KLM President and Chief Executive Officer, Leo van Wijk, both declared: «The European Commission’s decision defines a clear legal framework for us to set up Europe’s leading air transport group. By giving its clearance, the Commission has shown its commitment to the consolidation of our industry, whose current, highly fragmented organization is no longer adapted to the challenges of today’s world.»

The remedies package, which has been agreed with the Commission, mainly consists in improved access to take-off and landing slots for new entrants, and is designed in such a way that these will not affect Air France’s nor KLM’s hub system.

Both companies will make the required slots available at their main hubs, Amsterdam Schiphol and Paris-Charles-de-Gaulle airports, only when a new entrant is unable to obtain these slots via regular procedures. Neither party has been required to give up any routes or frequencies. Furthermore, both airlines have agreed to the traditional remedies sought by the Commission, which are not slot-related, such as frequent flyer programme access, interline agreements, etc.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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     The new Air France — KLM Group will leverage the brands, hubs and networks of both airlines. It will generate substantial synergies thanks to the optimization of the two networks, a more rational deployment of passenger and cargo operations, an extended offering in MRO activities, as well as cost savings in procurement, sales distribution and IT systems. Customers will also benefit from synergies through an extended network, attractive fares and enhanced services at all the Group’s destinations.

     The statements made by the Chairman of Air France and the President of KLM will be broadcast on an audio-webcast at www.airfrance.com/corporate today at 19.15 hours CET.

Warning about Forward-Looking Statements

This press release contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F.

Where to Find Additional Information about the Transaction

The proposed combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 — Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 — Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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     by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099).

     YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

     This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 — Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 — Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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